UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

C. 20549 WASHINGTON, D.

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From to

Commission File No. 001-32269

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Extra Space Management, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage, Inc.

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To The Plan Administrator of the

Extra Space Management, Inc. 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Extra Space Management, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011, and supplemental Schedule H, line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 20, 2012

Extra Space Management, Inc. 401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2011	2010
Assets

Investments, at fair value:
Money market	$2,904,580	$2,874,336
Mutual funds	19,674,654	19,819,590
Extra Space Storage Inc. common stock	687,909	578,212

Total investments	23,267,143	23,272,138

Receivables:
Notes receivable from participants	750,818	728,043
Participant contributions	89,032	—
Employer contributions	42,935	—

Total receivables	882,785	728,043

Total assets available for benefits	$24,149,928	$24,000,181

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Statement of Changes in
Assets Available for Benefits

For the Year Ended
December 31, 2011

Additions:

Interest and dividends	$550,882

Contributions:
Participants	2,174,399
Employer	1,128,395
Rollover	23,046

Total contributions	3,325,840

Total additions	3,876,722

Deductions:
Benefits paid to participants	2,622,925
Administrative expenses	18,324

Total deductions	2,641,249

Net depreciation in fair value of investments	(1,085,726)

Net increase in assets available for benefits	149,747

Assets available for benefits:
Beginning of the year	24,000,181

End of the year	$24,149,928

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements

1.              DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers all employees of Extra Space Management, Inc. (“Sponsor”) who have reached age 21.  Field employees are eligible after one year of service and corporate employees are eligible after 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Extra Space Storage, Inc. (the “Company”) appoints a committee to administer the Plan.  As of December 31, 2011, the Plan Administrative Committee was comprised of four members of management, with Fidelity Management Trust Company (“Fidelity” or “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor.  Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period.  Participating employees may contribute a percentage of their annual compensation up to 60% of eligible compensation, or $16,500.  The Plan also provides participants who are age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan, the option to make catch-up contributions up to $5,500 for the year.  The Sponsor matches 100% of the employees’ pretax contributions not in excess of 3% of the employees’ compensation, plus 50% of the amount of the employees’ pretax contributions that exceed 3% of the employees’ compensation, the sum of which may not exceed 5% of the employees’ compensation.  The Plan Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employees’ compensation.  Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is adjusted for the participant’s contribution, the Sponsor’s matching contribution, expenses, and earnings and losses specifically identified with the participant’s investment account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their Plan accounts up to an amount equal to the lesser of $50,000 or 50% of their account balance.  These loans are subject to a repayment period of no more than five years, unless the loan is withdrawn for the purchase of a participant’s primary residence, in which case the repayment period may not extend beyond 10 years.  The loans are secured by the balance in the participant’s account, and principal and interest payments are paid ratably by the participant through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would be distributed among the participants in accordance with the terms set forth in the Plan.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

1.     DESCRIPTION OF PLAN - Continued

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account.  Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events.  The Plan Administrators make determinations related to hardship withdrawals.  Vested accounts for terminated employees which do not exceed $5,000 but are greater than $1,000 are automatically rolled over into an individual retirement account.  Accounts which are less than $1,000 are automatically distributed in a lump sum.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrators to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.  Certain of those key estimates include the fair value of investments.

Investment Valuation and Income Recognition

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stocks were derived from quoted market prices as all of these instruments have active markets. The money market portfolio is stated at cost, which approximates fair value.

Net depreciation in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income currently.  Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Dividends and interest are reinvested as earned.

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for the loan processing fees and fees associated with additional participant services. The fees associated with loan processing and additional services are paid by the participant’s account.  Total administrative fees paid by the Sponsor were $18,324 for the year ended December 31, 2011.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recognized over the terms of the notes at the rate specified in the loan documents.  As of December 31, 2011, outstanding loans totaled $750,818 with interest rates ranging from 4.25% to 10.25% and maturity dates ranging from January 5, 2012 to May 16, 2021.  Fees related to notes receivable from participants are recorded as administrative expenses when they are incurred.  If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable from participants are considered delinquent when payments are not made in accordance with the terms of the note and are evaluated to determine if they are in default.

Fair Value Measurements

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

All investments in the Plan are valued using Level 1 inputs and are summarized below for the end of the year indicated.

	December 31,
	2011	2010
Mutual Funds:
Large Cap	$6,310,391	$6,319,808
Mid Cap	1,985,880	2,353,605
Small Cap	1,666,039	1,746,108
International	2,318,132	2,984,326
Blended Investment	3,044,720	2,573,645
Specialty	185,564	—
Bond Investments	4,163,928	3,842,098

Total Mutual Funds	19,674,654	19,819,590

Money market accounts	2,904,580	2,874,336
Extra Space Storage, Inc. Common Stock	687,909	578,212

Total Investments	$23,267,143	$23,272,138

The Plan’s valuation methodology used to measure the fair values of mutual funds, money market and common stocks were derived from quoted market prices as all of these instruments have active markets.

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2011-04, which amends ASC Topic 820, “Fair Value Measurements and Disclosures,” to result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Plan does not anticipate that the adoption of this guidance will have an impact on the Plan’s financial statements.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

3.     PLAN INVESTMENTS

The following table presents the fair value of investments as of December 31, 2011 and 2010.  Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.  All investments are participant directed.

	2011	2010
Mutual Funds:
PIMCO Total Return Fund	$3,247,834	$3,132,144
Fidelity Spartan U.S. Equity Index	3,229,340	3,178,963
Fidelity Capital Appreciation Fund	2,365,800	2,491,477
Fidelity International Discovery Fund	1,736,160	2,176,211
MSIF Mid Cap Growth	1,425,094	1,736,007
Fidelity Balanced Fund	1,207,776	1,174,336
LOOMIS Small Cap Value Fund	1,168,257	1,187,059
Other Funds*	5,294,393	4,743,393
Extra Space Storage Inc. Common Stock*	687,909	578,212
Fidelity Retirement Money Market Portfolio	2,904,580	2,874,336

Total Investments	$23,267,143	$23,272,138

* - Individual investments do not represent 5% of plan assets.  Disclosed for informational purposes only.

During 2011, the Plan’s investments in mutual funds and Extra Space Storage, Inc. common stock (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$(1,294,934)
Extra Space Storage Inc. common stock	209,208

$(1,085,726)

4.     RELATED PARTY TRANSACTIONS

As of December 31, 2011, the Plan’s assets consisted of mutual funds issued by the Trustee and participant loans extended to participants.  The Trustee is considered a party-in-interest because it manages the Plan’s assets.  Participants are also considered parties-in-interest.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions.  As of December 31, 2011, the Plan held 28,344 shares of Company common stock.  Total outstanding Company common stock as of December 31, 2011, was 94,783,590 shares.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

4.     RELATED PARTY TRANSACTIONS - Continued

During the year ended December 31, 2011, the Plan had the following transactions involving the Company’s common stock:

Shares purchased	7,593
Shares sold	(12,415)
Cost of shares purchased	$158,422
Gain realized on shares sold	$41,936
Dividend income earned	$16,505

5.     RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities.  In general, these securities are exposed to various risks, such as interest rate, market, and credit, in addition to changes in economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of assets available for benefits.

6.     INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated March 31, 2008, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code.  The Plan Administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status.  Accordingly, no provision for income taxes is included in the accompanying financial statements.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  Plan management has concluded that as of December 31, 2011, there are no uncertain tax positions that require either recognition or disclosure in the financial statements.  The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. There are currently no audits for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2008.

7.     DELINQUENT TRANSFERS OF PARTICIPANT CONTRIBUTIONS

The Sponsor was delinquent in transferring $52,713 in participant contributions to the Plan during the year ended December 31, 2011.  The Sponsor paid $43 in voluntary fiduciary corrective additional contributions throughout 2011 related to the delinquent transfers.

Extra Space Management, Inc. 401(k) Plan

Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

Employer Identification Number: 87-0405300

Plan Number: 001

(a)	(b)	(c)		(e)
Party in		Description	Number of
Interest	Identity of Issue	of Investments	Units	Current Value

	PIMCO Total Return Fund	Mutual Fund	298,789	$3,247,834
*	Fidelity Spartan U.S. Equity Index	Mutual Fund	72,586	3,229,340
*	Fidelity Retirement Money Market Portfolio	Money Market	2,904,580	2,904,580
*	Fidelity Capital Appreciation Fund	Mutual Fund	96,093	2,365,801
*	Fidelity International Discovery Fund	Mutual Fund	62,882	1,736,160
	Morgan Stanley Institutional Fund Trust Mid Cap	Mutual Fund	44,857	1,425,095
*	Fidelity Balanced Fund	Mutual Fund	66,398	1,207,776
	Loomis Sayles Small Cap Value Fund	Mutual Fund	45,106	1,168,257
*	Fidelity Capital & Income Fund	Mutual Fund	105,662	916,092
*	Extra Space Storage, Inc. Common Stock	Common Stock	28,344	687,909
*	Fidelity Freedom Fund 2020	Mutual Fund	45,286	594,157
	American Beacon Investor Class (Large Cap Value)	Mutual Fund	33,064	583,256
	GS Mid Cap Value A	Mutual Fund	16,810	560,786
	Conestoga Small Cap	Mutual Fund	22,006	497,782
	Janus Overseas - Class S Shares	Mutual Fund	11,892	373,653
*	Fidelity Freedom Fund 2040	Mutual Fund	39,328	289,457
*	Fidelity Freedom Fund 2030	Mutual Fund	16,482	211,624
*	Fidelity Spartan International Index Fund	Mutual Fund	7,002	208,319
*	Fidelity Freedom Fund 2035	Mutual Fund	18,985	200,289
*	Fidelity Freedom Fund 2045	Mutual Fund	20,450	177,715
	Franklin Natural Resources A	Mutual Fund	4,658	162,088
	Davis NY Venture Fund, Inc. Class A	Mutual Fund	4,061	131,995
*	Fidelity Freedom Fund 2025	Mutual Fund	10,739	116,089
*	Fidelity Freedom Fund 2050	Mutual Fund	12,710	108,539
*	Fidelity Freedom Fund 2015	Mutual Fund	6,486	70,893
*	Fidelity Freedom Fund Income	Mutual Fund	3,415	38,381
	PIMCO Commodity Real Return A	Mutual Fund	3,662	23,476
*	Fidelity Freedom Fund 2000	Mutual Fund	1,432	17,007
*	Fidelity Freedom Fund 2010	Mutual Fund	650	8,512
*	Fidelity Freedom Fund 2005	Mutual Fund	407	4,281

*	Loans to participants, at cost, which approximates fair value, at interest rates ranging from 4.25% to 10.25% and maturities ranging from January 5, 2012 to May 16, 2021.			750,818

				$24,017,961

* Denotes a party-in-interest as defined by ERISA.
Note: Column (d), cost, has been omitted as all investments are participant directed

Extra Space Management, Inc. 401(k) Plan

Schedule H, Part IV, Line 4a

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2011

Employer Identification Number: 87-0405300

Plan Number: 001

Payroll	Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions	Corrective Additional Contributions Made by Plan Sponsor *
	$52,713	$52,713	$43

* The plan sponsor made this corrective contribution payment in March of 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: June 20, 2012	/s/ P. Scott. Stubbs
P. Scott Stubbs
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)